Filed by VanceInfo Technologies Inc. pursuant to Rule 425 of the

Securities Act of 1933

Commission File No.: 333-183688

Subject Company: VanceInfo Technologies Inc.

IMPORTANT INFORMATION FOR INVESTORS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger involving VanceInfo Technologies Inc. (“VanceInfo”) and HiSoft Technology International Limited. (“HiSoft”) will be submitted to the respective shareholders of VanceInfo and HiSoft for their consideration.  In connection with the proposed transaction, HiSoft has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration File No. 333-183688) that includes a definitive joint proxy statement of VanceInfo and HiSoft and constitutes a prospectus of HiSoft.  VanceInfo and HiSoft may also plan to file other documents with the SEC regarding the proposed transaction.  The definitive joint proxy statement/prospectus was first mailed to shareholders and holders of American depositary receipts of VanceInfo and HiSoft on or about October 5, 2012.  VANCEINFO AND HISOFT URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and shareholders may obtain free copies of the definitive joint proxy statement/prospectus and other documents containing important information about VanceInfo and HiSoft, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect VanceInfo’s and HiSoft’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, VanceInfo’s and HiSoft’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, expectations and intentions with respect to future operations and services; approval of the proposed transaction by shareholders; the satisfaction of the closing conditions to, or timing of the completion of, the proposed transaction; and other factors with respect to VanceInfo, HiSoft or the proposed transaction that are set forth in the “Risk Factors” section and other sections of VanceInfo’s and HiSoft’s Annual Reports on Form 20-F, the definitive joint proxy statement/prospectus and other SEC filings.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of VanceInfo and HiSoft and are difficult to predict.  All subsequent written and oral forward-looking statements concerning VanceInfo, HiSoft, the proposed transaction or other matters and attributable to VanceInfo or HiSoft or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither VanceInfo nor HiSoft undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Dear All, Since the announcement of the Merger of Equals with hiSoft Technology International Limited, we have been given enormous attention from all walks of life, and now the new company is getting ready to launch on its maiden voyage. As the largest China-based provider of IT outsourced services, the new company will engage competitively in the global market by virtue of its talent, scale, in-depth services and diversified services portfolio. Overseas Footprints The new company will have 13 overseas offices in Tokyo, Osaka, Kuala Lumpur, Singapore, Melbourne, Sydney, Seattle, San Diego, San Francisco, Santa Clara, Charlotte, Barcelona and London. With a delivery network spanning Asia, Europe and North America, the new company is well positioned to provide seamless IT services for global clients. Our Coverage in Greater China In Greater China, the new company will have over 200,000 square meters of office space divided among the following cities: Beijing, Dalian, Wuxi, Shanghai, Shenzhen, Nanjing, Hangzhou, Xi’an, Chengdu, Changsha, Wuhan, Guangzhou, Qingdao, Changchun, Jinan, Xiamen, Dongguan, Kunshan, Suzhou, Hong Kong and Taipei. Many of the sites, including the Wuxi delivery center and the Dalian Center of Excellence, the birth place of hiSoft, will be staffed with over 1,000 IT professionals.

New Building in Beijing ——A Landmark for the New Company! Symbolizing a launching point for the new company’s voyage, a new Beijing-based headquarters located in Site II of the Zhongguancun Software Park is set to come into service in the first half of 2013. The new headquarters campus is being constructed following international design standards for efficiency, health and security and will provide a pleasant working home for more than 5,000 employees. With dedicated work spaces for offices, training and delivery functions as well as underground parking, a fitness center and a staff canteen, the new site will foster easy communication and cooperation among all departments. Perhaps most importantly, the new headquarter site will serve as a landmark to all employees, customers and stakeholders of the new company’s commitment to world-class operations showcasing efficiency and high quality services. “It is both the quality of the ship and the skills of those who sail it that determines a successful voyage.” Unknown IMPORTANT INFORMATION FOR INVESTORS This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger involving VanceInfo Technologies Inc. (“VanceInfo”) and HiSoft Technology International Limited (“HiSoft”) will be submitted to the respective shareholders of VanceInfo and HiSoft for their consideration. In connection with the proposed transaction, HiSoft has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a definitive joint proxy statement of VanceInfo and HiSoft and constitutes a prospectus of HiSoft. VanceInfo and HiSoft may also file other documents with the SEC regarding the proposed transaction. VANCEINFO AND HISOFT URGE INVESTORS AND SECURITY HOLDERS TO READ CAREFULLY AND IN THEIR ENTIRETY THE MATERIALS FILED WITH OR FURNISHED TO THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS), AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANIES, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders may obtain free copies of the definitive joint proxy statement/prospectus and other documents containing important information about VanceInfo and HiSoft, through the website maintained by the SEC at www.sec.gov. Cautionary Statement Regarding Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect VanceInfo’s and HiSoft’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, VanceInfo’s and HiSoft’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, expectations and intentions with respect to future operations and services; approval of the proposed transaction by shareholders; the satisfaction of the closing conditions to, or timing of the completion of, the proposed transaction; and other factors with respect to VanceInfo, HiSoft or the proposed transaction that are set forth in the “Risk Factors” section and other sections of VanceInfo’s and HiSoft’s Annual Reports on Form 20-F and other SEC filings. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of VanceInfo and HiSoft and are difficult to predict. All subsequent written and oral forward-looking statements concerning VanceInfo, HiSoft, the proposed transaction or other matters and attributable to VanceInfo or HiSoft or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither VanceInfo nor HiSoft undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.